Exhibit 99.2

TORM plc First Quarter Report 2020

“During the first quarter of 2020, TORM obtained a profit before tax of USD 57m, which represents the strongest start to a year in more than a decade. The strong start has continued and has further enhanced so far in the second quarter where TORM has secured record bookings, with 69% of the earning days covered at USD/day 29,188, driven by the current logistical inefficiencies and increased interest in floating storage due to contango in the oil price,” says Executive Director Jacob Meldgaard.

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In the first quarter of 2020, TORM achieved TCE rates of USD/day 23,643 (2019, same period: USD/day 17,949), and an EBITDA of USD 101.5m (2019, same period: USD 61.5m). The profit before tax amounted to USD 56.8m (2019, same period: USD 23.5m), and earnings per share (EPS) was 76 cents, or DKK 5.1 (2019, same period: 31 cents, or DKK 2.1). Cash flow from operating activities was positive at USD 49.8m in the first quarter of 2020 (2019, same period: USD 55.4m), and Return on Invested Capital (RoIC) was 15.4% (2019, same period: 8.8%).

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The product tanker market has experienced the strongest start to a year in more than a decade, positively impacted by a strong crude tanker market and up to 53% of the LR2 fleet trading dirty. High product exports out of China amid lower domestic demand as a result of COVID-19 and significant delays at the Panama Canal provided further support. The strong market has continued into the second quarter due to a significant oversupply of oil products and a sharp decrease in spot oil prices leading to contango. As a result, both logistical inefficiencies and increased interest in floating storage have so far in the second quarter driven product tanker freight rates to record levels.

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Despite the COVID-19, TORM operates as usual but has taken several safety measures in order to control the pandemic situation. Travel bans and quarantine in several countries around the world have postponed crew changes in the latter part of the quarter. Land-based employees have partly been working from home, maintaining all operations. The One TORM platform has been an integrated part of the strong financial results in the first quarter of 2020, and TORM’s in-house commercial and technical operations have also in this situation proven beneficial for TORM.

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During the first quarter of 2020, TORM took delivery of three newbuildings: The two LR1 newbuildings TORM Elise and TORM Elizabeth and the MR newbuilding TORM Splendid. TORM also delivered one Handysize vessel to new owners and made a purchase of two fuel-efficient dual-fuel-ready LR2 newbuildings with scrubbers with expected delivery in the fourth quarter of 2021. As of 31 March 2020, TORM had three newbuildings on order covering two LR2 vessels and one MR vessel. The MR vessel TORM Stellar has subsequently been delivered on 21 April 2020.

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As of 31 March 2020, TORM’s available liquidity was USD 273.0m consisting of USD 129.3m in cash and cash equivalents, USD 67.7m in undrawn credit facilities and USD 76.0m of sale and leaseback financing that is subject to documentation. Cash and cash equivalents include USD 19.4m in restricted cash, primarily related to security placed as collateral for financial instruments. As of 31 March 2020, net interest-bearing debt amounted to USD 797.8m, and TORM's net loan-to-value (LTV) ratio was 49%.

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Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,832.1m as of 31 March 2020. Compared to broker valuations as of 31 December 2019, the market value of the fleet decreased by USD 63m when adjusted for sold and purchased vessels. The book value of TORM’s fleet was USD 1,806.4m as of 31 March 2020 excluding outstanding installments on newbuildings of USD 111.5m. The outstanding installments include payments for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 21.5m for retrofit scrubber installations.

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Based on broker valuations as of 31 March 2020, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 993.2m corresponding to a NAV/share of USD 13.3 (DKK 90.5). TORM’s book equity amounted to USD 1,045.5m as of 31 March 2020 corresponding to a book equity/share of USD 14.2 (DKK 96.4).

Announcement no. 15 / 14 May 2020	TORM plc First Quarter Report 2020	Page 1 of 3

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During the first quarter of 2020, TORM closed the refinancing of four term loans and TORM’s existing revolving credit facility. The term loans and the revolving credit facility were replaced by two separate term facilities and a new revolving credit facility covering up to USD 496m. Following the refinancing, TORM does not have any major debt maturities until 2026, which supports the Company’s financial flexibility.

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During March, TORM repurchased 180,500 A-shares in open-market transactions. Following the share buyback, TORM holds 493,371 A-shares as treasury shares. After approval at the AGM on 15 April 2020, TORM initiated the dividend distribution of USD 7.4m, equivalent to USD 0.10 per share. The shareholders through Nasdaq in Copenhagen received their dividend on 6 May 2020, and the shareholders through Nasdaq in New York will receive their dividend on 15 May 2020. The total distribution was USD 8.8m, which is in line with the Company’s Distribution Policy. At the AGM, Ms. Annette Malm Justad was appointed as Director of the Company replacing Mr. Torben Janholt.

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TORM expects to install a total of 49 scrubbers. As of 31 March 2020, TORM had installed 32 scrubbers, and as of 14 May 2020 TORM has installed 37 scrubbers. Of the remaining 12 installations, one is expected to be conducted in the second quarter and nine in the third quarter. The remaining two scrubbers will be installed on the two LR2 newbuildings to be delivered in the fourth quarter of 2021.

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As of 31 March 2020, 11% of the remaining total earning days in 2020 were covered at an average rate of USD/day 24,879. As of 11 May 2020, the coverage for the second quarter of 2020 was 69% at USD/day 29,188. For the individual segments, the coverage was 89% at USD/day 35,639 for LR2, 65% at USD/day 36,068 for LR1, 65% at USD/day 26,511 for MR and 58% at USD/day 19,145 for Handy.

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts today at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 0417 (or +1 (646) 741 3167 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 2797502 as conference ID. The presentation can be downloaded from https://investors.torm.com.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

Announcement no. 15 / 14 May 2020	TORM plc First Quarter Report 2020	Page 2 of 3

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 15 / 14 May 2020	TORM plc First Quarter Report 2020	Page 3 of 3